Exhibit 99.3

Dear Shareholders,

Continual sustained growth and the determination to effectively create shareholder value are gradually impacting the results which we have been reporting for each quarter.

Following the successful acquisitions announced in the second quarter, we have incorporated the operations of these new businesses into the results for the current quarter. We initiated our margarine business following the acquisition of the Doriana, Delicata and Claybon brands and via the strategic partnership with Unilever in the case of the Becel brand. In addition, we took over the beef processing plant in the state of Mato Grosso, as well as making advances in the already consolidated poultry, pork and processed product businesses with the expansion of productive capacity.

Combining the positive performances in the export and domestic markets, the strategy of adding value is reflected in our performance. The EBITDA margin reached 13.7%, a gain of 500 basis points compared with the preceding year, gross sales increasing 22.7% and generating net income of R$ 90.2 million, an exceptional increase of 320.6% and equivalent to a net margin of 5.4%.

Another important event in the quarter was the assignment of a first-time Ba1 global local currency corporate family rating to Perdigão. This classification by Moody’s Investors Service is the best attributed to companies in the world for this sector and reflects the strong global positioning achieved by the Company in addition to its expanded base in new businesses and the reduction in risks, as well as the emphasis on high standards of corporate governance.

Last but not least, during the quarter we announced the construction of the Bom Conselho (state of Pernambuco) agroindustrial complex. This envisages two new industrial units, one of which focused on dairy-processed products and the other, specialty meats together with a distribution center in the region. These new investments represent one more major step forward in the investment cycle delineated for the 2007 – 2011 plan period.

 (The variations mentioned in this report are comparisons between the 3rd quarter 2007 and the 3rd quarter 2006, or between the accumulated period for 2006, except when otherwise specified).

OPERATIONAL AND FINANCIAL HIGHLIGHTS –  3rd Quarter 2007

•                  Gross sales of R$ 1.9 billion, 22.7% higher;

•                  Growth of 22.7% in sales and 9.9% in total sales volume from the meat, dairy-processed products and other processed product businesses;

•                  Domestic market sales 17.1% higher with a growth of 4.4% in meat volumes, 87.9% growth in volume of other processed products due to the unveiling of activities involving margarine brand acquisitions and the partnership with Unilever, despite the fall of 4.8% in volumes of dairy-processed products;

•                  Good export performance saw an increase in sales revenues of 31.1%, with a 16.1% hike in volumes of meat and 36.6% in other processed products, reflecting the strength of demand from this market, despite the appreciation of the Real against the US dollar.

•                  The highlight was the increase in sales of higher value-added products, 22.2% more in sales and 13.2% in volumes;

•                  Gross profit amounted to R$ 494.7 million, an increase of 41.2%;

•                  EBITDA reached R$ 227.7 million, an increase of 94.7% in the quarter;

•                  Accumulated net income for the year was R$ 90.2 million, 320.8% more than 2006;

•                  With a daily average of US$ 18.6 million, financial volume of share trading increased 131.2% in the quarter compared with the same period in the preceding year.

Highlights - R$ million	3Q07	% Net Sales	3Q06	% Net Sales% Ch.
Gross Sales	1,933.4	116.6	1,576.0	117.6	22.7
Domestic Market	1,111.7	67.0	949.2	70.8	17.1
Exports	821.6	49.6	626.8	46.8	31.1
Net Sales	1,658.1	100.0	1,340.1	100.0	23.7
Gross Profit	494.7	29.8	350.5	26.2	41.2
EBIT	161.2	9.7	47.5	3.5	239.4
Net Income	90.2	5.4	21.4	1.6	320.8
EBITDA	227.7	13.7	116.9	8.7	94.7
EPS*	0.54		0.16		239.5

Highlights - R$ million	YTD 2007%	Net Sales	YTD 2006%	Net Sales% Ch.
Gross Sales	5,512.6	117.0	4,197.9	116.7	31.3
Domestic Market	3,171.8	67.3	2,471.2	68.7	28.4
Exports	2,340.8	49.7	1,726.8	48.0	35.6
Net Sales	4,711.2	100.0	3,597.0	100.0	31.0
Gross Profit	1,317.0	28.0	851.6	23.7	54.6
EBIT	348.0	7.4	53.3	1.5	553.5
Net Income	223.8	4.7	5.5	0.2	3,941.1
EBITDA	562.3	11.9	248.9	6.9	125.9
EPS*	1.35		0.04		3,159.8

* Consolidated earnings per share (in Reais), excluding treasury shares.

SECTORAL PERFORMANCE

Market performance continued extremely positive during the period. The domestic market was driven by an effective increase in real incomes nationwide, a tame inflation scenario and a decline in the basic rate of interest. This directly impacted the improvement in the demand for non-durable goods, and an increase in exports of poultry at higher prices. In spite of the appreciation of the Real in relation to the US dollar, this aspect contributed to the excellent performance in Brazilian exports.

Exports – Exports of Brazilian chicken meat amounted to 2.4 million tons for the accumulated period from January to September 2007. This corresponded to a year on year increase of 22.5% according to the ABEF (Brazilian Chicken Producers and Exporters Association). In addition, Brazilian exports of pork reported an increase of 18.5% to 439,800 tons for the accumulated period in 2007 on the basis of Brazilian Pork Production and Export Industry (ABIPECS) statistics. Beef exports were up by 15% to 1.3 million tons in the same period, according to the Brazilian Foreign Trade Secretariat (SECEX). This reflects a gradual recovery in markets following the trade bans on imports and is symptomatic of strong world demand for Brazilian animal protein.

Domestic Consumption – Brazilian incomes for the accumulated period from January to August 2007 increased 3.8% in real terms compared with the same period in 2006 and thus favoring an increase in food consumption. With the rise of numbers in work, Brazilian wage levels increased 6.7%, according to data from the Government Statistics Office - IBGE.

AC Nielsen data reveals that frozen meat products grew 10.1% while frozen pastas reported an accumulated increase of 16.3% to September 2007. Specialty meats increased by 10.2%, frozen pizzas an increase of 15.6% and dairy-processed products rose 3.8% for the accumulated period to September 2007.

Raw Materials – The current United States 2007/08-corn crop has the potential to reach 338.3 million tons, 26.4% more than for the preceding crop, according to USDA forecasts. Despite robust demand for ethanol production, U.S. inventories are tending to recover given this forecasted output.

On the other hand, the U.S. 2007/08 soybean crop should be lower bearing in mind the greater area set aside for corn. Preliminary USDA numbers point to a reduction in soybean output of about 18.5% relative to the preceding crop of 70.7 million tons.

Conab’s (National Supply Council) 13th survey of the Brazilian 2006/07 corn crop estimated production at 51.1 million tons, 20% more than a year earlier. The 2006/07 soybean crop was estimated at 58.4 million tons, 6% higher than the preceding crop figures. For the accumulated period 2007, corn and soybean prices were respectively, 31% and 20% higher than for the previous year according to FNP data.

The strong Real and good supplies of soybeans and corn in the domestic market are contributing to the Company’s original scenario for raw material costs in 2007 as a whole, prices holding at about our forecast of a 20% increase in corn and at around 5% for soybean meal compared with average prices in 2006. External or indirect influences on these markets have driven prices in the past few months, notably: the escalation in wheat prices due to poor harvests in producing countries and rock-bottom world inventory levels; investment funds operating intensely in the markets for agricultural commodities due to price volatility and to low rainfall which has delayed the planting of the 2007/08 crop in Brazil. The chances are that in the final quarter of the year, corn and soybean prices will come under greater pressure than was the case in the second and third quarters due to the increased rate of exports and the outlook for lower inventories.

In the case of milk, world output has failed to keep pace with demand and, combined with the dry season in Brazil when there is a natural decline in output and the increase in exports, has triggered a strong surge in prices in the domestic market. CEPEA (Center for Advanced Studies in Applied Economics) numbers reveal the accumulated average price being some 26% over the same period for 2006. However, as from September 2007, not only milk prices but also the cost of raw material to the Company have already reported declines.

INVESTMENTS AND PROJECTS

During the quarter, the Company announced the construction of a new agroindustrial complex in the state of Pernambuco as part of the strategic growth plan through 2011 and the proposed business diversification. Third quarter investments amounted to R$ 287.0 million, a 77.2% year on year increase, basically dedicated to the Mineiros agroindustrial complex in the state of Goiás, and unveiled in March 2007. Investments also went to increasing capacity and new product lines and the expansion of distribution centers and IT processes. R$ 163.6 million was spent on the acquisitions of the margarine brands, the beef plant and the Jataí-GO facility.

During the year the Company invested more than R$ 90.2 million in working capital for fixed assets due to the classification of poultry and hog breeding stock as fixed assets.

Acquisition of a slaughtering plant in Jataí - GO

On August 2 2007, at a cost of R$ 28.7 million, Perdigão acquired Paraíso Agroindustrial S.A. including a poultry slaughtering unit and animal feed plant from the Gale Group (Gale Agroindustrial S.A.) in the municipality of Jataí in the state of Goiás. The slaughtering capacity of this unit is equivalent to about 70 thousand head of poultry/day, including the capacity already incorporated in the Company’s production since 2005 and operated on a production against order business basis.

Increase in production capacity at Nova Mutum-MT

On August 17 2007, Perdigão unveiled the completed expansion work on Perdigão Mato Grosso in Nova Mutum, so increasing the unit’s poultry slaughtering capacity by 600% in two years from 40 thousand to 280 thousand head/day.

The investments in the project, which included the expansion of the integrated production system, totaled R$ 280 million, R$ 130 million being injected by the company and a further R$ 150 million by the integrated outgrowers over the 2005 – 2007 period.

In addition, a protocol of intentions was also signed for implementing a poultry slaughtering outsourcing project to supply the company and located in the city of Nova Marilândia, state of Mato Grosso. This involves the construction by a group of integrated outgrowers of Frigorífico União Avícola Agroindustrial, a planned poultry slaughtering unit. The industrial unit will provide services to Perdigão, slaughtering poultry produced by local and regional integrated outgrowers, a function which is today performed by the slaughtering unit in Nova Mutum. Initially, slaughtering capacity will be 48 thousand head/day with investments being about R$ 30 million.

Construction of an Agroindustrial Complex – Bom Conselho-PE

On September 17 2007, Perdigão signed a protocol of intentions with the government of the state of Pernambuco and the municipal government of Bom Conselho, situated 287 kilometers from Recife, for the installation of an agroindustrial complex. Two plants will be constructed in an area of 100 hectares — a Batávia plant for dairy-processed products and a Perdigão plant for the industrialization of specialty meats. The Company’s plans also contemplate a Distribution Center.

Investments for the implementation of the project are estimated at R$ 280 million, between fixed investments and working capital provided by Perdigão and Batávia (R$ 200 million), and third party investments of about R$ 80 million. For the specialty meat plant, Perdigão is forecasting investments in fixed assets at about 100 million and for the dairy-processed product unit, R$ 70 million, with more than R$ 20 million and R$ 10 million, respectively envisaged in working capital for the two plants.

Consumption in the Northeast region has seen faster expansion than in other regions of Brazil. The installation of this complex will bring production for consumption and labor closer together, strengthening the Company’s presence in the region and increasing the range of products offered to the market. In addition to the good regional demand, other factors have played a part in this investment decision. Bom Conselho is one of the best sources of milk in the state of Pernambuco, with available water supplies and labor, and strategically situated to serve the entire Northeast.

Work on the new complex, expected to begin before the end of this year, should be completed within 18 to 24 months.

OPERATING PERFORMANCE

Production

Output from the slaughtering plants increased 8.8% to meet demand from the domestic and export markets. At the end of August, beef cattle slaughtering activities began at the unit acquired in Mirassol D’Oeste in the state of Mato Grosso and production at Cachoeira Alta-GO ceased.

Production	3Q07	3Q06	% Ch.	YTD 2007	YTD 2006	% Ch.
Poultry Slaughter (million heads)	157.7	142.5	10.6	468.8	403.8	16.1
Hog/ Cattle Slaughter (thousand heads)	978.4	956.6	2.3	2,835.6	2,699.6	5.0
Poultry Meats (thousand tons)	230.0	200.7	14.6	665.4	568.7	17.0
Pork/Beef Meats (thousand tons)	147.7	146.4	0.9	429.5	410.2	4.7
Total Meats (thousand tons)	377.6	347.1	8.8	1,094.9	978.9	11.9
Other Processed Products (thousand tons)	8.3	7.2	15.0	23.6	20.1	17.7
Feed and Premix (thousand tons)	996.2	858.1	16.1	2,898.3	2,414.8	20.0
One-day Chicks (million units)	169.0	153.0	10.4	497.5	423.6	17.5

In volume terms, the production and the sales of dairy-processed products are equivalent and we therefore show these volumes under domestic market performance.

Domestic Market

With the more favorable domestic market scenario, gross sales for the quarter rose 17.1%, from R$ 949.2 million to R$ 1.1 billion, supported by growth in commercialized volumes and an improvement in average prices, including the addition of a higher value-added mix of products to the Company’s portfolio. In the nine months, sales reached R$ 3.1 billion, 28.4% higher.

Meat products accounted for 66% of sales to this market and grew 12.8% in sales and 4.4% in volumes with in-natura poultry and pork/beef items slipping 0.1% in sales and 27.9% in volumes, redirecting to the export market. On the other hand, elaborated/processed products increased 14.3% in sales and 9.8% in volumes, benefiting from demand for specialty and frozen products. Over the accumulated first nine months of the year, there was an 11.9% growth in sales with volumes 3.2% higher, also reflecting corporate strategy of focusing on higher value-added products in this market.

Dairy-processed products represented 19.1% of domestic market sales with revenues 14.7 up and volumes down by 4.8%. The good performance reflects the 25.1% improvement in average prices for the quarter, notably the increase in milk and milk derivative prices which boosted sales and margins for this activity. The accumulated nine-month growth of sales was 153.6% and 130.7% in volumes, a reflection of the consolidation of this activity into the Company’s books from June 2006.

Driven by the incorporation of revenues from the margarine business: Doriana, Delicata, Claybon and from the partnership involving the Becel brand, the Other Processed Products item posted an increase of 63.6%, with volumes 87.9% higher. For the accumulated period, this growth was 36.2% in sales and 44.5% in volumes.

The favorable outcome from this performance was reflected in a growth of 17.9% in sales and 11.2% in total volumes of higher value-added products, which now account for 82.6% of total sales to the domestic market, effectively enhancing the Company’s business in added-value items as well as its margins. The accumulated results were a growth of 28.4% in sales and 26.5% in volumes.

In the light of the improved portfolio mix, notably for specialty and frozen products, Perdigão successfully increased average prices of meat products by 7.5% in the quarter and 7.8% in the year while prices of dairy processed products rose 25.1% in the quarter and 9.7% for the year, reflecting the increases posted for milk prices. Consequently, there was an improvement in margins further boosted by the lower impact of meat production costs which increased 2.1% in the quarter and 1.4% in the year. However, dairy-processed products continued to suffer from a squeeze on margins due to increased milk prices with costs up 28.3% in the quarter and 14.4% in the year, offset by the passing on these costs to prices to the end consumer.

Domestic Market	Tons (thousand)			Sales (R$ million)
	3Q07	3Q06	% Ch.	3Q07	3Q06	% Ch.
MEATS	158.2	151.5	4.4	734.4	651.2	12.8
In-Natura	15.6	21.6	(27.9)	71.2	71.2	(0.1)
- Poultry	12.2	18.2	(33.2)	54.5	56.5	(3.6)
- Pork/Beef	3.4	3.4	0.6	16.6	14.7	13.4
Elaborated/Processed (meats)	142.6	129.9	9.8	663.2	580.0	14.3
DAIRY PRODUCTS	65.3	68.6	(4.8)	212.6	185.5	14.7
- Milk	29.0	31.2	(7.1)	63.7	51.4	23.9
- Dairy Products/ Juice/ Others	36.3	37.4	(2.9)	149.0	134.1	11.1
Other Processed	17.3	9.2	87.9	106.3	65.0	63.6
Soybean Products/ Others	48.9	47.3	3.3	58.4	47.6	22.7
TOTAL	289.7	276.7	4.7	1,111.7	949.2	17.1

PROCESSED	196.2	176.5	11.2	918.5	779.1	17.9
% total sales	67.7	63.8		82.6	82.1

	YTD 2007	YTD 2006	% Ch.	YTD 2007	YTD 2006	% Ch.
MEATS	459.2	445.1	3.2	2,134.1	1,907.3	11.9
In-Natura	45.9	74.1	(38.1)	204.2	226.5	(9.8)
- Poultry	36.6	59.6	(38.5)	161.5	172.1	(6.2)
- Pork/Beef	9.3	14.5	(36.3)	42.7	54.4	(21.5)
Elaborated/Processed (meats)	413.4	371.0	11.4	1,929.9	1,680.8	14.8
DAIRY PRODUCTS	209.0	90.6	130.7	623.6	245.9	153.6
- Milk	95.8	41.9	128.5	183.4	70.1	161.5
- Dairy Products/ Juice/ Others	113.2	48.6	132.7	440.2	175.8	150.4
Others Processed	36.0	24.9	44.5	244.7	179.7	36.2
Soybean Products/ Others	134.0	133.2	0.6	169.4	138.3	22.5
TOTAL	838.3	693.8	20.8	3,171.8	2,471.1	28.4

PROCESSED	562.6	444.6	26.5	2,614.7	2,036.3	28.4
% total sales	67.1	64.1		82.4	82.4

New products launched under the Batavo meat brand: turkey heart, shredded chicken lasagna, pizzaiolo lasagna, Borella and Alteza salami, ham and shredded luncheon meat and beef meat balls. The Pense Light line of yogurts was launched under the Batavo dairy products brand name.

According to AC Nielsen market share in terms of volumes was as follows:

Fonte: AC Nielsen

DISTRIBUTION CHANNEL

(In revenues)

Exports

Driven by a significant improvement in demand for Brazilian animal protein as well as competitive advantages in production costs, exports increased 31.1% in revenue terms in the quarter and 35.6% for the year, despite the impact of more than 15% of the appreciation of the domestic currency against the US dollar, both in the quarter under review and the first nine months of the year.

Meat exports totaled 207,200 tons – a 16.1% increase with sales 31.2% up for the quarter, accumulating a 21.5% and 35.5% growth in volumes and revenues respectively for the year. Processed meat products reported an increase of 25.7% in volume and 48.2% in revenues, accumulating 41.1% in volume and 51.8% in revenues – a reflection of the strategy of focusing on output of processed meat products.

The Company began its beef slaughtering  activities at Mirassol D’Oeste, state of Mato Grosso, the plant operating at an initial capacity of 500 head/day, this output to be ramped up to a rate of 2,000 head/day in 2008.

Exports	Tons (thousand)			Sales (R$ million)
	3Q07	3Q06	% Ch.	3Q07	3Q06	% Ch.
MEATS	207.2	178.5	16.1	820.3	625.2	31.2
. In-Natura	172.5	150.8	14.4	624.4	493.0	26.6
- Poultry	139.4	116.3	19.8	488.1	334.0	46.1
- Pork/Beef	33.1	34.5	(4.0)	136.3	159.0	(14.3)
Elaborated/Processed (meats)	34.8	27.7	25.7	195.9	132.2	48.2
Other Processed	0.4	0.3	36.6	1.3	1.6	(14.8)
TOTAL	207.7	178.8	16.2	821.6	626.8	31.1

PROCESSED	35.2	28.0	25.8	197.2	133.8	47.4
% total sales	16.9	15.6		24.0	21.3

	YTD 2007	YTD 2006	% Ch.	YTD 2007	YTD 2006	% Ch.
MEATS	607.2	499.7	21.5	2,336.3	1,724.1	35.5
In-Natura	498.4	422.7	17.9	1,764.0	1,347.1	30.9
- Poultry	408.5	332.0	23.1	1,371.2	939.9	45.9
- Pork/Beef	89.9	90.7	(0.8)	392.8	407.2	(3.5)
Elaborated/Processed (meats)	108.8	77.1	41.1	572.3	377.0	51.8
Other Processed	1.1	0.5	106.4	4.4	2.6	70.2
TOTAL	608.2	500.3	21.6	2,340.8	1,726.8	35.6

PROCESSED	109.8	77.6	41.5	576.8	379.6	51.9
% total sales	18.1	15.5		24.6	22.0

Average prices remained at high levels in the quarter, a quarter on quarter increase of 7.2% occurring in the US dollar FOB price. Particularly notable was the growth in prices of 29.4% compared with the same quarter in 2006 while for the accumulated period, there was a year on year increase of 23.5%. Among the factors driving export market performance were an improved product mix and the recovery in the Japanese market, as well as strong demand from other markets, in spite of the sharp appreciation in the Real on the foreign exchange market. Thus in terms of Reais, average prices were 13% higher against an average increase in costs of 5.2% in the quarter and a 12% price rise for the year against average costs only 4.1% higher.

Perdigão reported the following performance in its leading overseas markets:

•      Europe – The consistent recovery in consumption associated to the world increase in corn prices, combined with a reduction in investments by local European producers in the sector were critical in pushing prices higher in the market to current levels, reflecting growth in volume of 11.1% and revenues of 35.9% in the quarter. Trade quotas established by the European Union which give the right to lower import tariffs on Brazilian imports – salted breast of chicken, turkey breast, prepared and processed chicken – came into effect in July 2007.

•      Middle East –  The increase of 15.9% in volumes and 33.5% in revenues reflected the improvement in prices and demand in this market.

•      Far East –  Volumes were 33.4% up with revenues 58.5% higher reflecting the good performance reported in the Asian markets. The exception was the situation prevailing in China with reports of blue ear disease outbreaks in hogs and new cases of avian influenza in the duck population in southern China. This has been reflected in a certain degree of instability in the Hong Kong market.

•      Eurasia – Volumes reported an increase of 3.2% with a 3% fall in revenues due to the Russian trade ban on pork, with the exception of exports from the state of Rio Grande do Sul. Until September, the Ukraine also restricted pork imports destined for the retail market, where higher taxes are levied.

•      Africa, the Americas and Other Countries – These markets posted growth of  11.6% in volumes and 22.1% in revenues benefiting from demand from the African market and the Americas with the upturn of Venezuela to exports, all of which contributed to bolstering the average price.

EXPORTS BY REGION

(% net sales)

Perdigão intends to consolidate the operational units of Plusfood, its European acquisition, before the end of the year. This will provide a further boost to sales in the European market, especially in greater value-added products, with the building up of new final customer relationships, above all in the retail and food service segments. In addition, the Company will gain in terms of rationality and time for developing new products, improved delivery terms and obtain complete control over the services of commercialization and distribution of these new channels.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 1.7 billion in the quarter, a 23.7% year on year rise, the accumulated total for the first nine months of the year being R$ 4.7 billion, a 31% increase. This performance reflects the good performance reported in both domestic and export markets.

DS - Domestic Sales	E - Exports

Elaborated/processed meat products improved their standing in export markets, recording a 190 basis points growth in the relative share in the composition of the Company’s net sales together with the full integration this year of the dairy-processed products business, which already represents 9.4% of net sales, as well as the addition of margarines to the premium portfolio of Other Processed Products.

The successful strategy of adding value through diversification into other activities such as dairy-processed products, margarines and beef, not to mention the important range of processed products already incorporated in the Company’s sales mix, has  contributed to the participation of this segment now representing more than half of the Company’s net sales at 52.9%, further enhancing the excellent performance recorded.

Cost of Sales

The diversification of our activities reflecting in higher gross margins combined with the performance of our core businesses has allowed us to record gains of 360 and 430 basis points, respectively in the quarter and the year, the growth in cost of sales being less than that of sales over these periods. In the quarter, the cost of sales rose 17.6%, accumulating 23.6% in the year but declining from 73.8% to 70.2% and from 76.3% to 72% for the first nine-month period  in relation to net sales.

Costs of the principal raw materials, corn and soybean meal, recorded a year on year increase in the quarter and for the first nine months of 2007 due to the oscillations in international prices recorded on the Chicago Board of Trade and to higher corn exports. However, these items have had a less significant impact on margins due to the added value of dairy-processed products and beef as well as a portfolio richer in processed products.

Gross Margin and Gross Profit

Perdigão’s gross margin improved from 26.2% to 29.8% in the quarter while for the first nine months of 2007 this margin rose to 28% against 23.7%, (an effective growth of 360 and 430 basis points, respectively). This again reflects the excellent performance reported in the Company’s chosen markets with the consolidation of businesses and new activities already absorbed as well as the effective gain in margins thanks to cost savings.

As a result, the Company has been able to record gross profits for the quarter of R$ 494.7 million, 41.2% higher, and for the first three  quarters of 2007, a gross profit of R$ 1.3 billion, against R$ 851.6 million, an increase of 54.6%.

Operating Expenses

The Company’s operating expenses recorded an improvement of 250 basis points, declining from 22.6% to 20.1% of net sales in the  quarter, and a gain of 160 basis points for the accumulated period when operating expenses were 20.6% as opposed to 22.2% of net sales. This is the result of improved synergies that have been gradually captured thanks to the diversification of the businesses, especially into dairy-processed products and margarines.

Perdigão’s competitive advantages include a distribution chain that successfully reaches 98% of the Brazilian population and more than 100 countries worldwide, representing more than 80,000 direct customers in the domestic market and a further 800 internationally, backed by strong brands, quality items and a product range in excess of 2,500 SKUs. Thanks to this competitive edge, the Company has seen gains through the incorporation of new businesses and products assuring its position as a company focused on chilled and frozen foods, with choices for every meal.

Selling expenses for the quarter grew 10.7%, accumulating in the first nine months of the year an increase of 22.2%. There was an improvement in fixed as well as variable expenses despite the greater increases in variable expenses due to warehousing and port costs as well as additional overheads due to the agricultural inspectors strike. On the other hand, administrative expenses were 1.4% against 1.7% of net sales, an increase of only 2.3% in the quarter and 11.3% for the first three quarters of the year.

Operating Income and Margin

Perdigão registered an operating income before financial expenses 239.4% higher, R$ 161.2 million against R$ 47.5 million for the same quarter in 2006, a reflection of sales performance, the monitoring and management of costs and expenses, the diversification of the Company strategically developed for achieving real and effective gains, and a reduction in the risks of the businesses. For the accumulated period to September, there was a gain of 553.5% in operating margin to R$ 348 million against R$ 53.3 million for the previous year when the world poultry industry was facing a negative trading environment.

As a result, the operating margin was 9.7% in the quarter and 7.4% for the accumulated period against a margin of 3.5% in the same quarter in 2006 and an operating margin of 1.5% for the accumulated period to September 2006.

Financial Results

We continue to pursue the Company’s established financial strategy. This has ensured the management of the Company’s foreign exchange exposure relative to export volume, which added to total financial investments has permitted the effective management of our financial position to meeting our requirements for investments and working capital, incorporating in our cash flow the disbursements for acquisitions announced in the first semester.

The combination of the financial strategy together with cash generation and the positive effects of foreign exchange exposure, have allowed Perdigão to report a fall of 46.5% and 42.5% in financial expenses recorded for the quarter and the year to September, respectively.

Debt	On September 30, 2007		On September 30, 2006
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	201.7	394.3	596.1	456.9	30.5
Foreign Currency	399.7	828.0	1,227.7	1,390.1	(11.7)
Gross Debt	601.4	1,222.3	1,823.8	1,847.0	(1.3)
Cash Investments
Local Currency	577.1	—	577.1	185.9	210.4
Foreign Currency	107.9	66.5	174.4	374.4	(53.4)
Total Cash Investments	685.0	66.5	751.5	560.3	34.1
Net Accounting Debt	(83.6)	1,155.8	1,072.2	1,286.7	(16.7)
Exchange Rate Exposure - US$ million			(270.4)	(126.2)	114.3

This satisfactory generation of operating resources from business activities and the application of resources received from the shareholders  – gradually being expended on investments in the new businesses  – has enabled net debt to be reduced by 16.7%, from R$ 1.3 billion to R$ 1.1 billion.

In comparison with the second quarter 2007, net debt as at September 30 2007 increased R$ 282 million, basically due to disbursements for the acquisition of the Unilever brands and equipment, the Jataí-GO unit and a significant part of the beef slaughtering unit.

The ratio of net debt to annualized EBITDA for the past twelve months was 1.4 times, with a foreign exchange exposure totaling US$ 270.4 million, an increase of 114.3% compared to the same period in 2006, a position which was revised as a function of the growth in the Company’s exports.

Net Income and Net Margin

Net income for the quarter totaled R$ 90.2 million, with a net margin of 5.4% against 1.6% in 2006, an expressive gain of 380 basis points. Results for the first nine months were R$ 223.8 million, against R$ 5.5 million for the preceding year, a growth of 3.941%, a 4.7% net margin - a gain of 450 basis points.

EBITDA

EBITDA (operating earnings before financial expenses, taxes and depreciation) grew 94.7% in the quarter and 125.9% in the year, reaching R$ 227.7 million in the quarter, equivalent to an excellent EBITDA margin of 13.7% against 8.7% of net sales. For the nine-month accumulated period, EBITDA was R$ 562.3 million, a significant growth of 125.9%, with an EBITDA margin of 11.9% against 6.9% registered for the same period in 2006.

This performance already factors in gains in synergy and value-added from the consolidated businesses together with new activities, producing a 500 basis points increase in EBITDA margins reported in the third quarter and in the first nine months of the current year when set against 2006.

EBITDA	3rd Quarter			YTD
R$ Million	2007	2006	% Ch.	2007	2006	% Ch.
Net Income	90.2	21.4	320.8	223.8	5.5	3,941.1
Minority Participation	3.7	2.9	26.5	4.7	3.9	20.4
Employees / Management Profit Sharing	6.9	0.1	—	15.2	0.1	—
Income tax and social contribution	31.4	(8.6)	—	58.7	(5.7)	—
Nonoperating Income	4.2	1.3	225.3	10.2	3.0	236.2
Net financial	20.8	38.9	(46.5)	36.0	62.7	(42.5)
Depreciation, amortization and depletion	70.6	61.0	15.8	213.7	179.4	19.1
= EBITDA	227.7	116.9	94.7	562.3	248.9	125.9

As already widely reported, in 2007 there was an increase in depreciation costs arising from the classification of poultry and hog breeding stock as a fixed asset as opposed to inventory as previously shown in the accounts. We have also retroactively adjusted our figures for the 2006 fiscal year accordingly for ease of comparison. This procedure has increased our depreciation by R$ 20,9 million and R$ 74,6 million for the quarter and the accumulated periods respectively, thus contributing a 130 and 150 basis points increase to EBITDA margins for the same periods.

SHAREHOLDERS’ EQUITY

Shareholders’ Equity amounted to R$ 2.3 billion against R$ 1.2 billion as at September 30 2006, 86.5% more than in the preceding year with the paying in of a capital increase by share subscription in November 2006, amounting to R$ 800 million. The annualized return on shareholders’ equity was 13.9% in the year.

On August 31 2007, the Company paid out R$ 37.5 million of interest on capital, equivalent to R$ 0.22654960 per share and approved by the Board of Directors at its meeting on June 18 2007.

Intangible Assets – As part of our policy of bolstering our intangible assets, we are running a marketing campaign directed especially to consumer perception in relation to our products. The “Perdigão is the heart of Brazil” campaign is innovative, designed to transport the consumer to a land of dreams and registers a new positioning in the market, establishing a strong differentiation in relation to the other brands.

Risk Management – The company adopts a strict process of monitoring and management of risk. Details can be found in explanatory note 17 of the Financial Statements.

STOCK MARKET

Compared with September 1994 when the Company’s shareholding control was acquired by a pool of pension funds, market capitalization has multiplied more than 27 times, reaching R$ 6.6 billion on September 30 2007, which is equivalent to an average annual return of 31.5%.

Financial trading volume was a record totaling US$ 18.6 million/day in shares negotiated on the Bovespa and the New York Stock Exchange - NYSE, reflecting an expressive growth of 131.2% in the quarter, and in line with the average for the year of US$ 14.9 million/day, a 95% year on year increase.

Reflecting investor interest in the Company, as measured by the increase in transacted financial volume, performance of the shares and ADRs also turned in positive results with an appreciation of 9.3% in the quarter and 33.4% in the year for PRGA3 on the São Paulo Stock Exchange. Perdigão’s transaction volume in ADRs trading under the PDA symbol on the New York Stock Exchange also reported an appreciation – 14.9% in the quarter and 59.3% in the year. In the space of a year, we reported a return of 80% for the shares and 117% for the ADRs, exceeding the performance of the principal Bovespa and NYSE stock indexes.

PRGA	3Q07	3Q06	YTD 2007	YTD 2006
Share Price - R$ *	39.99	22.18	39.99	22.18
Traded Shares (Volume)	48.5 million	40.3 million	138.2 million	110.5 million
Performance	9.3%	4.9%	33.4%	(15.7)%
Bovespa Index	11.2%	(0.5)%	36.0%	8.9%
IGC (Brazil Corp. Gov. Index)	9.9%	2.5%	34.8%	14.3%
ISE (Corp. Sustainability Index)	7.3%	6.2%	24.4%	14.6%

PDA	3Q07	3Q06	YTD 2007	YTD 2006
Share Price - US$ *	43.91	20.23	43.91	20.23
Traded ADRs (Volume)	7.2 million	3.4 million	16.1 million	10.9 million
Performance	14.9%	5.4%	59.3%	(11.2)%
Dow Jones Index	3.6%	4.7%	11.5%	9.0%

* Closing Price

Volume in shares negotiated rose 25% and for ADRs, 47.7% in the year, maintaining the Company’s leadership with 39.4% of the sector’s transactions on Bovespa and reaching 41.4% of ADR operations for the industry on the NYSE, making for best liquidity reported by the sector in the capital markets.

SOCIAL BALANCE

The concern with one of our greatest intangible assets – our human capital – is enshrined in the Company’s practices. For this reason, Perdigão provides a wide range of benefits for the well being and health of our 44,152 employees. In addition, we offer a far-reaching program of training for all hierarchical levels for improving and upgrading the knowledge of our team.

The Company created 6,400 jobs in the period of one year, allowing us to further develop our industrial projects such as the Mineiros agroindustrial project, the expansion of poultry and pork output and the incorporation of new businesses. In addition, we reinforced our sales team as well as our international and domestic distribution network allowing us to expand our market coverage in line with planned growth objectives.

Main Indicators	09.30.2007	09.30.2006	% Ch.
Number of Employees	44,152	37,720	17.1
Net Sales per Employee/year - R$ thousands	142.3	127.1	11.9
Productivity per Employee (tons/year)	41.2	39.0	5.6

We recorded an effective gain as exemplified in the productivity indicators per employee, translating into greater growth in output and in company sales, with enhanced inputs of value and technology in the processes. This was achieved despite the time dedicated to training and adapting to the processes in the light of the hiring of new employees.

Investments in employee benefits, training and development amounted to R$ 92.4 million for the year, an 18.4% increase.

Investments in the environment amounted to R$ 14.3 million in the year. At the Rio Verde agroindustrial project in the state of Goiás, the Company is to execute a project in 120 days that will introduce improvements in the environmental management of the unit. This will allow a greater level of safety in the way industrial operations are conducted, thus avoiding accidents such as occurred on September 14 2007.

The value-added generated totaled R$ 1.8 billion – a growth of 43.4%, the result of an improvement in sales revenues.

CORPORATE GOVERANCE

Perdigão assigned a Ba1 rating by Moody’s

Moody’s Investors Service assigned a first time Ba1 global local currency corporate family rating to Perdigão. This classification is the best attributed to companies in this sector in the world. It takes into account the Company’s competitive global positioning as one of the largest food processors in Latin America with a strong domestic and international presence, exporting its products to more than one hundred countries. The rating agency also highlights the diversification of the businesses, reduced risks and a sustained long term strategy, besides specifically citing the Company’s high standards of corporate governance.

Shareholders’ Composition

Base: 09.30.07

Number of Common Shares: 165,957,152

Capital Stock: R$ 1,6 billion

No disbursements of consultancy fees were made to the independent auditors during the quarter. The hiring of these services requires Board approval and adheres to restrictions established by the legislation and as long as this  does not undermine the independence and objectivity of our auditors.

NEGOTIATIONS WITH ELEVA ALIMENTOS  S.A.

On October 19 2007, the managements of Perdigão and Eleva Alimentos S.A. announced to the market that studies were being conducted as to an eventual merger of the operations of Eleva and Perdigão. The parties involved will notify the market and their respective shareholders as to the corporate and operational structure to be implemented as well as other terms and conditions of the transaction as soon as these are finalized.

PERSPECTIVES

Pursuant to our commitment to create shareholder value and the sustainability of the business, we have made progress in meeting the requirements of this new growth cycle, which provides for an annual average increase in Company output of approximately 14% (Business Plan – 2007 to 2011). This takes into account growth in the core activities as well as the incorporation of the new businesses in order to improve results and returns, with an associated reduction in risks, improved productivity, diversification of the supply, production and sales chains, distribution channels, markets and customers including a differentiated mix of high standard quality products of chilled and frozen foods for customers worldwide.

Growth assumptions for 2007 include:

•                  Growth of approximately 12% in total sales volume of meats and other processed products  (chilled), translating into increases of about 8% for the domestic market and at around 17% in the export market;

•                  Increase of approximately 70% for dairy-processed product volumes, considering the consolidation of this activity. Perdigão acquired the dairy-processed product business in June 2006.

•                  Growth of approximately 19% in total Company sales volume.

•                  Capital expenditures of about R$ 460.0 million, ignoring outlays for announced acquisitions and/or construction, including the new businesses, representing approximately R$ 295.0  million.

•                  Investments of around R$ 100.0 million in poultry and hog breeding stock.

In short, our management discipline allied to the Company’s long-term vision, with an in depth knowledge of the markets and the food sector, allows us to capture the best opportunities for the Company’s businesses, measuring the risks and reaping the rewards of a well defined strategy  calculated to turn Perdigão into a world class company.

São Paulo, October 2007.

Nildemar Secches

Chairman of the Board of Directors and

Chief Executive Officer

PERDIGAO S.A. PUBLIC COMPANY
CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED
SEPTEMBER 30, 2007 AND 2006
(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2007	2006
ASSETS	5,059,931	3,930,066
CURRENT ASSETS	2,500,445	1,974,272
NONCURRENT ASSETS	247,540	219,602
PERMANENT	2,311,946	1,736,192
Investments	22,907	77,668
Property, Plant and Equipment	2,044,304	1,562,663
Deferred Charges	244,735	95,861
LIABILITIES AND SHAREHOLDERS’ EQUITY	5,059,931	3,930,066
CURRENT LIABILITIES	1,346,800	1,231,435
LONG TERM LIABILITIES	1,378,307	1,436,336
MINORITY INTEREST	43,699	33,963
SHAREHOLDERS’ EQUITY	2,291,125	1,228,332
Capital Stock Restated	1,600,000	800,000
Reserves	504,512	425,215
Retained Earnings	186,613	3,117

INCOME STATEMENT

	3Q07	3Q06	%Ch.	YTD 2007	YTD 2006	%Ch.
GROSS SALES	1,933,359	1,576,027	22.7	5,512,568	4,197,932	31.3
Domestic Sales	1,111,729	949,232	17.1	3,171,787	2,471,150	28.4
Exports	821,630	626,795	31.1	2,340,781	1,726,782	35.6
Sales Deductions	(275,236)	(235,960)	16.6	(801,390)	(600,957)	33.4
NET SALES	1,653,123	1,340,067	23.7	4,711,178	3,596,975	31.0
Cost of Sales	(1,163,408)	(989,599)	17.6	(3,394,205)	(2,745,344)	23.6
GROSS PROFIT	494,715	350,468	41.2	1,316,973	851,631	54.6
Operating Expenses	(333,527)	(302,971)	10,1	(968,995)	(798,380)	21.4
OPERATING INCOME BEFORE FINANCIAL EXPENSES	161,188	47,497	239.4	347,978	53,251	553.5
Financial Expenses, net	(20,795)	(38,856)	(46.5)	(36,033)	(62,664)	(42.5)
Other Operating Results	(4,069)	8,499	(147.9)	614	16,214	(96.2)
INCOME FROM OPERATIONS	136,324	17,140	695.4	312,559	6,801	4,495.8
Nonoperating Income	(4,151)	(1,276)	225.3	(10,240)	(3,046)	236.2
INCOME BEFORE TAXES	132,173	15,864	733.2	302,319	3,755	7,951.1
Income Tax and Social Contribution	(31,431)	8,550	—	(58,667)	5,747	—
Employees / Management Profit Sharing	(6,859)	(70)	—	(15,209)	(70)	—
Minority Interest	(3,679)	(2,908)	26.5	(4,690)	(3,895)	20,4
NET INCOME	90,204	21,436	320.8	223,753	5,537	3,941.1
EBITDA	227,725	116,949	94.7	562,288	248,864	125.9

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.